UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SECOND AMENDED SCHEDULE 13D

Under the Securities Exchange Act of 1934

ONTRO, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

683380109

(CUSIP Number)

Saied Kashani

Foley & Lardner

2029 Century Park East, 35th Floor

Los Angeles, California 90067

(310) 975 7756

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 22-June 4, 2001

and May 31, 2001

(Dates of Events which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

1 Name of Reporting Person

S.S. or I.R.S. Identification Number of Above Person (optional)

Aura (Pvt.) Ltd.

2 Check The Appropriate Box If a Member of a Group (a)[ ]

(b)[ x ]

3 SEC Use Only

4 Source of Funds: WC

5 Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e) []

6 Citizenship or Place of Organization

Pakistan

7 Sole Voting Power

3,798,447* shares

Number of

Shares 8 Shared Voting Power

Beneficially 0 shares

Owned By

Each Reporting 9 Sole Dispositive Power

Person With 3,798,447* shares

10 Shared Dispositive Power

0 shares

11 Aggregate Amount Beneficially Owned by Each Reporting Person

3,798,447* shares

12 Check Box If The Aggregate Amount in Row (11) Excludes

Certain Shares [ ]

13 Percent of Class Represented By Amount in Row (11)

35.7%*

14 Type of Reporting Person

CO

*This share ownership is the maximum number of shares Aura will hold, on a fully-diluted basis, assuming complete performance by all sides of two executory agreements, (a) between Aura and Ontro, signed on May 22, 2001 and which began to be implemented on June 4, 2001, and (b) between Aura and the Creditors' Committee of the L.L. Knickerbocker Co. signed May 31, 2001.

1 Name of Reporting Person

S.S. or I.R.S. Identification Number of Above Person (optional)

The Mahmud Trusts [There is no change as to this entity]

2 Check The Appropriate Box If a Member of a Group (a)[ ]

(b)[ x ]

3 SEC Use Only

4 Source of Funds: WC

5 Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e) []

6 Citizenship or Place of Organization

United Kingdom

7 Sole Voting Power

425,000 shares

Number of

Shares 8 Shared Voting Power

Beneficially 0 shares

Owned By

Each Reporting 9 Sole Dispositive Power

Person With 425,000 shares

10 Shared Dispositive Power

0 shares

11 Aggregate Amount Beneficially Owned by Each Reporting Person

425,000 shares

12 Check Box If The Aggregate Amount in Row (11) Excludes

Certain Shares [ ]

13 Percent of Class Represented By Amount in Row (11)

5.2% [as of May 21, 2001 and prior to any actual purchase or exercise of warrants by Aura (Pvt.) Ltd. -- see below]

4.0% [on a fully-diluted basis assuming full exercise by Aura of all rights pursuant to new agreement -- see below]

14 Type of Reporting Person

OO

Item 1. Security and Issuer

This Schedule 13D is being filed by Aura (Pvt.) Ltd. ("Aura"), a Pakistani corporation and relates to the common stock, no par value ("Common Stock") of Ontro, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 13250 Gregg Street, Poway, California 92064.

Item 2. Identity and Background

(a)-(c) Aura is a corporation duly organized under the laws of Pakistan, with its principal address and office at 70 C 1 Gulberg 3, Lahore, Pakistan. The principal business of Aura is that of trade, operation of certain businesses in Pakistan, and investment in property, businesses and securities.

The Mahmud Trusts is a trust organized under the laws of the United Kingdom. The trustee is Indosuez Trust Services Ltd.

(d)-(e) Nothing to disclose.

(f) Aura: Pakistan

The Mahmud Trusts: United Kingdom

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to agreement with Ontro, Inc. which began to be implemented on June 4, 2001:

Item 4. Purpose of the Transaction

A. Aura

Aura's primary goal is to profit from appreciation in the market price of the Common Stock. Aura expects to actively assert shareholder rights. In addition, as of April 27, 2001 Aura obtained the right, agreed by the Issuer, to nominate one member to the Issuer's Board of Directors. This nominee has been seated as a member of Ontro's board of directors.

Pursuant to an agreement with Ontro, Inc. signed May 22, 2001 and begun to be implemented on or about June 4, 2001, Aura obtained, among other rights, the right to appoint a total of four of seven directors of Ontro, Inc. The four includes the one director previously nominated by Aura and installed on the Board. Aura is informed and believes that as of June 4, 2001, Ontro commenced to take the necessary corporate action such that the board of directors of Onto now numbers seven directors, and four of these directors shall be Aura's nominees.

Aura has considered changes in management of the Issuer. Aura may propose or cause to be implemented changes in the management of the issuer.

Aura may also purchase additional Common Stock or dispose of all or part of its Common Stock at any time. Aura intends to continue to evaluate the Issuer and its business prospects and has consulted and will continue to consult with management of the Issuer, other shareholders of the Common Stock or other persons to further its objectives.

Aura intends to continue to explore the options available to it. Aura may, at any time or from time to time, review or reconsider its position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

Except as disclosed herein, Aura has no specific plans covered by subsections (a) through (j) of Item 4 of Schedule 13D.

B. The Mahmud Trusts

[No change from previous 13D filing.]

The Mahmud Trusts' primary goal is to profit from appreciation in the market price of the Common Stock. The Mahmud Trusts has no present plans to become involved in or influence the management of the Issuer. To the extent The Mahmud Trusts believes, in its sole discretion and sole judgment, that the actions of Aura as regards the Issuer will result in an appreciation in the market price of the Common Stock, The Mahmud Trusts will support the actions of Aura, but the Mahmud Trusts expressly reserve their own rights in this regard.

The Mahmud Trusts may also purchase additional Common Stock or dispose of all or part of its Common Stock at any time.

Item 5. Interest in Securities of the Issuer

As of May 1, 2001, Aura owned 760,516 shares of Common Stock and holds warrants to purchase an additional 187,931 shares, representing 9.2% and 2.3%, respectively, of the outstanding shares of Common Stock of the Issuer, on a fully-diluted basis (as reported by the Issuer to Aura), as of May 1, 2001.

The Mahmud Trusts acquired all 425,000 shares in a single transaction dated May 1, 2001.

A. Agreement between Aura and Ontro. Pursuant to the an additional agreement with Ontro which was signed on May 22, 2001, and began to be implemented on or about June 4, 2001:

(1) Aura is entitled to receive warrants to purchase up to an additional 160,000 shares of Onto common stock at $1 per share;

(2) Aura is obligated to purchase up to 1,600,000 shares of Ontro common stock at $1 per share, or find a qualified purchaser for such shares, acting solely as a finder, in which latter event Onto is solely responsible to deal with the found purchaser directly;

(3) In respect of all shares of the 1,600,000 purchased, Aura shall receive a finder's fee equal to 5% of the shares purchase;

(4) In respect of all shares of the 1,600,000 purchased, Aura shall receive a further finder's fee consisting of warrants to purchase 15% of the shares purchased, at an exercise price of $1 per share.

As of the date of filing of this Second Amended Schedule 13D, the above terms have not yet been fulfilled and no additional stock has yet been actually issued to Aura. The finder terms above are similar to the terms under which Aura previously received a finder's fee from Ontro.

B. Agreement to purchase shares held by L.L. Knickerbocker Co. Aura understood, based on information provided by Ontro, that the L.L. Knickerbocker Co. was the owner of 450,000 shares of Ontro common stock (herein, the "Knickerbocker Shares." The L.L. Knickerbocker Co. filed for bankruptcy protection, Aura is informed and believes, over one year ago. Aura understands that control of the 450,000 shares passed to the L.L. Knickberbocker Co.'s Creditors' Committee. On May 31, 2001, Aura signed an agreement to purchase the 450,000 Knickerbocker Shares for $1.10 per share. The the sale is subject to bankruptcy court approval, for which Aura understands the creditors' committee has applied. The agreement calls for Aura to deposit funds into an escrow over time until June 15, 2001. Shares will be released to Aura, and funds to the seller, upon deposit by Aura and bankruptcy court approval. As of this writing, Aura has made the deposits due to date, but Aura has not been informed that the bankruptcy court has approved the sale. The funds for the purchase are coming from Aura's capital.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to

Securities of the Issuer.

[No change from previous filing]

There are no contracts, arrangements, understandings or relationships between Aura and The Mahmud Trusts with respect to securities of the Issuer, except as follows:

(a) Aura found The Mahmud Trusts and referred The Mahmud Trusts to the Issuer as a purchaser of Common Stock. Aura earned and was paid a finder's fee in connection with this finding and referral.

(b) The Mahmud Trusts' present intention is to support and concur in the actions of Aura with respect to the Issuer to the extent The Mahmud Trusts believes, in its sole discretion, the actions of Aura will result in an increase in the market price of the Common Stock. The Mahmud Trusts will evaluate all actions of Aura on a case-by-case basis and make its own decisions on a case-by-case basis. The Mahmud Trusts expressly reserves the right to, and will, act independently with respect to the Common Stock, especially, without limitation, with regard to decisions to purchase more stock or to dispose of stock presently held.

(c) The Mahmud Trusts may, from time to time, request Aura to provide The Mahmud Trusts with Aura's opinions regarding the Issuer and the Common Stock. Aura's present intention is to supply such opinions if requested, but this intention may change at any time. Any opinions supplied will be without obligation to either side, and The Mahmud Trusts may or may not act in accordance with the opinions so expressed. Notwithstanding the foregoing, Aura will comply with any legal obligations it may have regarding the dissemination or non-dissemination of material non-public information, if any, Aura may come to possess from time to time, as will The Mahmud Trusts.

Item 7. Material to be Filed as Exhibits.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2001

AURA (Pvt.) Ltd.

by: Saied Kashani, authorized agent

/s/ Saied Kashani

Saied Kashani

[No change as to Mahmud Trusts]

[No signature as to the Mahmud Trusts]